UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Statement on Schedule 13G)*

Coca Cola Femsa SAB DE CV

(Name of Issuer)

Common Stock - ADR

(Title of Class of Securities)

191241108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d–1(b)                     [    ] Rule 13d–1(c)                [    ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191241108

(1) Names of reporting persons: Tweedy, Browne Company LLC (“TBC”)

(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)

(3) SEC use only

(4) Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power : 1,930,711 shares

(6) Shared voting power: 0 shares

(7) Sole dispositive power: 1,931,256 shares

(8) Shared dispositive power: 0 shares

(9) Aggregate amount beneficially owned by each reporting person: 1,931,256 shares

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9): 3.68%

(12) Type of reporting person (see instructions) IA

SCHEDULE 13G	Page 2 of 3

Item 1(a) Name of issuer: Coca Cola Femsa SAB DE CV

Item 1(b) Address of issuer’s principal executive offices: Mario Pani #100 Santa Fe Cuajimalpa, Cuajimalpa De Morelos, Mexico, Ciudad De Mexico, Mexico D.F. 05348.

2(a) Name of person filing:

The person filing this Schedule 13G is Tweedy, Browne Company LLC (“TBC”), a Delaware limited liability company.

2(b) Address or principal business office or, if none, residence:

The business address of TBC is One Station Place, 5th Floor, Stamford, CT 06902

2(c) Citizenship:

TBC is a Delaware limited liability company.

2(d) Title of class of securities:

Common Stock- ADR

2(e) CUSIP No.:

191241108

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ X ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:    1,931,256 shares

(b) Percent of class: 3.68%

SCHEDULE 13G	Page 3 of 3

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,930,711 shares

(ii) Shared power to vote or to direct the vote 0 shares

(iii) Sole power to dispose or to direct the disposition of 1,931,256 shares

(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By:	/s/ Elise M. Dolan
Elise M. Dolan
General Counsel

Dated: January 5, 2023